[PIONEER PIPE, INC. LETTERHEAD]

September 30, 2010

David Mead, CEO
Peoples Bancorp, Inc.
138 Putnam Street
Marietta, OH 45750

Dear Mr. Mead:

It is my intention to retire from the Peoples Bancorp Board, effective October 15, 2010. This retirement is tendered not as a result of any conflicts with the Company, Board or Executive Management, but rather as a result of increased activity in my business ventures. I have enjoyed my 17 years as a Peoples Bank Director and appreciate the opportunity to have served on the Board.

Sincerely yours,

/s/ DAVE M. ARCHER

Dave M. Archer
President & CEO
Pioneer Pipe, Inc.